Rule 424(b)(3)
                                                          File No. 333-59019

                                    NAVIDEC, INC.
                 Prospectus Supplement to Prospectus Dated July 22, 1998


     On August 5, 1998, NAVIDEC, Inc. (the "Company") announced that it signed a letter of intent to merge with VSI Holdings Inc. ("VSIH") (AMEX:VIS). VSIH is comprised of five wholly owned subsidiaries focused on marketing and entertainment, and has 1,250 employees in the U.S. and Canada. The five integrated subsidiaries provide technology and systems for relationship marketing, entertainment products, education and training for clients such as Ford Motor Company, General Motors, Schering Plough Pharmaceuticals and Universal Studios. It is expected that the merger will create a large Internet/new media company with the capability to provide comprehensive integrated technology applications for marketing and e-commerce. Annual revenues of the new company are expected to exceed $170 million.

     It is anticipated that the merger will involve an exchange of the common stock of the two companies and be accounted for on a pooling of interests basis. The consummation of the merger is subject to due diligence review, negotiation of a definitive agreement, tax-free status compliance, preparation of filings with the Securities and Exchange Commission, and approval by the shareholders of both companies. The merger is expected to close in the fourth quarter of 1998.

     This Prospectus Supplement should be read in conjunction with the Company's Prospectus dated July 22, 1998.

                         ___________________

             The date of this Prospectus Supplement is August 14, 1998
                         ___________________